May 25, 2006

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Mail Stop 6010
Washington, D.C. 20549

Dear Mr. Rosenberg:

Thank you for your comment letter dated April 25, 2006 regarding our Form 10-K for the Fiscal year Ended August 31, 2005 (File Number 001-00604). We submit the following in response to your comment (the text of which is included for clarity):

Comment:

Exhibit 13 - Annual Report to Shareholders for the Fiscal Year Ended August 31, 2005

Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 3

Critical Accounting Policies, page 6

1.
Consistent with Section V. of Financial Reporting Release 72, please provide us the following information, in disclosure format, about the estimates you discussed in the critical accounting policies for your "liability for closed locations", "liability for insurance claims", "vendor allowances", "allowances for doubtful accounts" and "cost of sales" policies:

•	The amount of changes in the estimate in each period presented or that the changes in the estimate have not been material; and,

•	The effect on the account, at the latest balance sheet date, of a reasonably likely change in the estimate or that the expected effect of reasonably likely changes is not material.

Response:

Our financial statements include amounts based on management’s judgments and estimates, and we believe that any reasonable deviation from these judgments and estimates would not have a material impact on our financial position or results of operations. Changes in our estimates for fiscal 2005, 2004 and 2003 were the result of the normal course of our operations and the consistent application of our methodologies, and not the result of any material change to our judgments and estimates. Additionally, we have no current knowledge that would cause us to believe that there are any reasonably likely changes to our estimates or judgments that would be material. As a result, we provide the language below in response to your inquiry. Please note that we intend to add this language to our Critical Accounting Policies disclosure beginning with our Form 10-Q for the Quarter Ending May 31, 2006.

Liability for closed locations -
We have not made any material changes to the method of estimating our liability for closed locations during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimate or assumptions used to determine the liability.

Liability for insurance claims -
We have not made any material changes to the method of estimating our liability for insurance claims during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimate or assumptions used to determine the liability.

Vendor allowances -
We have not made any material changes to the method of estimating our vendor allowances during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimate or assumptions used to determine vendor allowances.

Allowance for doubtful accounts -
We have not made any material changes to the method of estimating our allowance for doubtful accounts during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimate or assumptions used to determine the allowance.

Cost of sales -
We have not made any material changes to the method of estimating cost of sales during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimate or assumptions used to determine cost of sales.

As requested, we also acknowledge the following:

•	Walgreen Co. is responsible for the adequacy and accuracy of the disclosure in the filings.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	Walgreen Co. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your comment. If you have any questions or would like to discuss this matter further, please contact us.

Sincerely,

/s/ William M. Rudolphsen
Senior Vice President and Chief Financial Officer
Walgreen Co.